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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              @ ENTERTAINMENT, INC.
                            (Name of Subject Company)

                      UNITED PAN-EUROPE COMMUNICATIONS N.V.
                             BISON ACQUISITION CORP.
                                    (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    045920105
                      (CUSIP Number of Class of Securities)

                            Anton H.E. van Voskuijlen
                      United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                 (31) 20-7789840
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                           William F. Wynne, Jr., Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200
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

     This Amendment No. 1 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 8, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Bison Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of the Netherlands ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

     Item 10(f) is hereby amended to add at the end thereof the following:

     The third paragraph of Section 7--"Certain Information Concerning the Company--Cautionary Statements Concerning Forward-Looking Statements" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "In addition, the Projections were not prepared in accordance with generally accepted accounting principles, and neither the Company's nor Parent's independent accountants have examined or compiled any of the Projections or expressed any conclusion or provided any other form of assurance with respect to the Projections and accordingly assume no responsibility for the Projections. The Projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of the Projections herein should not be regarded as a representation by Parent and the Purchaser or any other person that the projected results will be achieved. In particular, Parent and the Company may apply differing accounting methods to various aspects of their businesses, including the treatment of certain equipment provided to subscribers. The Projections should be read in conjunction with the historical financial information of the Company included above. Neither Parent nor the Purchaser assumes any responsibility for the accuracy of the foregoing Projections. Forward-looking statements also include those preceded by, followed by or words "believes", "expects", "anticipates" or similar expressions. Such statements should be viewed with caution."

     The  first  sentence  of  the  final   paragraph  of  Section   8--"Certain
Information Concerning the Purchaser and Parent" is hereby amended and restated in its entirety to read as follows:

          "The financial data relating to Parent set forth below are presented in Dutch Guilders ("Guilders" or "NLG") and are prepared in accordance with accounting principles generally accepted in the United States."

     The final paragraph of Section 2-- "Acceptance for Payment and Payment for Common Stock" and Section 14--"Conditions of the Offer" of the Offer to Purchase are each hereby amended to add to the end thereof the following:

     "Notwithstanding the fact that the Purchaser reserves the right to assert the non-occurrence of a condition set forth in Section 14, following acceptance for payment of Shares but prior to payment for Shares, in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser understands that all conditions to the Offer, other than receipt of necessary regulatory approvals, must be satisfied or waived prior to the Expiration Date."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 1999                UNITED PAN-EUROPE COMMUNICATIONS N.V.

                                     By: /s/ Mark L. Schneider
                                        ----------------------------------------
                                        Name:   Mark L. Schneider
                                        Title:  Chairman of the Management Board
                                                and Chief Executive Officer

Dated:  June 24, 1999                BISON ACQUISITION CORP.

                                     By:  /s/ Anton H.E. van Voskuijlen
                                        ----------------------------------------
                                        Name:   Anton H.E. van Voskuijlen
                                        Title:  Vice President